August 27, 2008

Ms. Angela Crane

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-9295

Mail Stop 6010

Re: Marketing Acquisition Corporation

Annual Report on Form 10-KSB for the year ended December 31, 2007
File No. 0-52072

Dear Ms. Crane:

This letter is in response to the comments contained in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 20, 2008 (the “Comment Letter”) regarding the annual report on Form 10-KSB for the year ended December 31, 2007 (“Initial Form 10-KSB”) of Marketing Acquisition Corporation (the “Company”).

The Company has filed a second amendment to its Initial Form 10-KSB (“Amended Form 10-KSB”) in response to the Comment Letter.

For your convenience, we have restated the Staff comment and then provided our response. The Company supplementally advises the Staff as follows:

Comment:

1.

We note that in your amended Form 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 18, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us in greater detail the factors you considered and highlight for us those facts that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would

Ms. Angela Crane

August 27, 2008

ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Response:

We have further amended the Initial Form 10-KSB to disclose management’s revised conclusion that our disclosure controls and procedures were not effective as of December 31, 2007 as a result of our failure to timely file management’s report on internal control over financial reporting.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please direct them to the undersigned.

Sincerely,

/s/ Timothy P. Halter

Timothy P. Halter
Chief Executive Officer

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